Joe’s Jeans Inc.

2340 South Eastern Avenue

Commerce, California 90040

December 7, 2015

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Joe’s Jeans Inc. Registration Statement on Form S-4 Filed November 3, 2015 File No. 333-207777

Dear Mr. Reynolds:

On behalf of Joe’s Jeans Inc. (the “Company,” “we,” “us” or “our”),  reference is made to the letter dated November 30, 2015 (the “Comment Letter”) from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4, filed with the Commission on November 3, 2015 (the “Registration Statement”).  The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with our response thereto set forth immediately under such comment.

General

1.              Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that you have combined three separate matters in the Share Issuance Proposal. Please revise the proxy/consent solicitation statement to unbundle this proposal and ensure that the description of this proposal in the proxy card is consistent with how it is presented in the proxy/consent solicitation statement. If you do not believe that the specific matters should be separated, please provide us with an analysis as to why such matters are not required to be unbundled.

Response:

We acknowledge the Staff’s comments and have filed Amendment No. 1 to the Registration Statement which “unbundles” the matters contained in former Proposal 1 to provide for three separate share issuance proposals to be voted upon.  In addition, we have added a new share issuance proposal seeking stockholder approval for the issuance of up to 1,183,226 shares of our common stock issuable upon conversion of the modified convertible notes being issued pursuant to the rollover agreement, as described in Amendment No. 1.

Each of the share issuance proposals is separately identified and discussed in the proxy statement and each such proposal can be voted upon separately by the stockholders. However, approval by our stockholders of all four of the share issuance proposals is a condition to the merger and the issuance and sale of our Series A Convertible Preferred Stock under the stock purchase agreement. As a result, if any one of the four share issuance proposals is not approved, we may be unable to effect such transactions under the terms of the relevant agreements.

* * * * *

The Company hereby acknowledges to the Commission that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning this response, please contact me at (323) 837-3700.

Very truly yours,

/s/ Samuel J. Furrow

Samuel J. Furrow

cc:                Hamish Sandhu, Chief Financial Officer

Russell W. Parks Jr., Akin Gump Strauss Hauer & Feld LLP

Erica D. McGrady, Akin Gump Strauss Hauer & Feld LLP